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                         June 27, 2024

       Jianshuang Wang
       Co-Chief Executive Officer
       NuZee, Inc.
       2865 Scott St., Suite 107
       Vista, CA 92081

                                                        Re: NuZee, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 17, 2024
                                                            File No. 333-280251

       Dear Jianshuang Wang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Kate
Beukenkamp at 202-551-3861 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Trade & Services
       cc:                                              JR Lanis